Exhibit 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
AMAG PHARMACEUTICALS, INC.

Article 3, Section 3 of the Amended and Restated By-Laws of AMAG Pharmaceuticals, Inc. (the “By-Laws”) is hereby amended and restated to read in its entirety as follows:

“3.3   Qualification~~.  The President shall be a director~~.  No officer need be a stockholder~~. Any two or more offices may be held by the same person~~ or a director.  Any person may occupy more than one office of the Corporation at any time.”

Article 3, Section 8 of the By-Laws is hereby amended and restated to read in its entirety as follows:

“3.8   President~~.  The President shall be the chief operating officer of the corporation. He shall also be the chief executive officer of the corporation unless such title is assigned to a Chairman of the Board~~.  The President shall, subject to the direction of the Board of Directors, have ~~general charge and supervision of the business of the corporation. Unless otherwise provided by the Board of Directors, he shall preside at all meetings of the stockholders and of the Board of Directors (except as provided in Section 3.7 above). The President~~ such powers and shall perform such ~~other~~ duties ~~and shall have such other powers~~ as the Board of Directors may from time to time ~~prescribe~~ designate.”

Approved by the Board of Directors and effective March 31, 2015.